EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Submission of a draft prospectus for the issuance and exchange of bonds; Increase in registered share capital

Tel Aviv, Israel - March 28, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that the Company’s Board of Directors approved the filing of an application for a permit to publish a prospectus based on its financial statements as of December 31, 2018, together with a first draft of a prospectus that includes an option to execute an exchange offer for the Company’s traded debentures and to issue new debentures of the Company, in order to maintain the financial strength of the Company for the benefit of all long-term stakeholders.

Separately, the Company’s Board of Directors approved the convening of a general meeting for which the agenda will include the approval of the increase of the Company’s registered share capital by one billion shares of NIS 1 par value each, as a preliminary step towards a potential capital raising of up to NIS 2 billion through a rights offering, subject to the necessary decisions and approvals (including a permit pursuant to the Communications (Telecommunications and Broadcasts) Order (Determining the Essential Service Provided by Bezeq, the Israel Telecommunication Corp. Ltd.), 5757-1997, to obtain the necessary permits for the issuance of rights and decisions of the Company’s authorized organs).

In so far as it is implemented, the rights issuance process is expected to enable a faster reduction in debt, an improvement in coverage ratios, maintenance of a high credit rating, and financial flexibility for investment and operational activities, etc.

It should be emphasized that as of this date, the publication of a prospectus and the execution of funding has not yet been approved, and there is no certainty that capital or debt will be raised and at what timing, structure or terms.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.